EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards Board as issued by the International Financial Reporting Standards Board (“IFRS Accounting Standards”), and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
March 11, 2025	March 11, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Avino Silver & Gold Mines Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Avino Silver & Gold Mines Ltd. and subsidiaries (the "Company") as at December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Plant, Equipment and Mining properties - Assessment of Whether Indicators of Impairment Exist – Refer to Note 2 and 3 to the financial statements

Critical Audit Matter Description

The Company’s determination of whether or not an indicator of impairment exists at the cash generating unit (“CGU”) level requires significant management judgment. Changes in metal price forecasts or discount rates, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential and adverse current economic conditions can result in a write-down of the carrying amount of the Company’s plant, equipment and mining properties.

While several factors are assessed to determine whether or not an indicator of impairment exists, the judgments with the highest degree of subjectivity are changes in metal price forecasts (for silver, gold and copper) and inputs to the Company’s market capitalization deficiency assessment at December 31, 2024 (industry specific factors and company performance). Auditing these estimates required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the changes in metal price forecasts (for silver, gold, and copper) and inputs to the Company’s market capitalization deficiency assessment at December 31, 2024 (industry specific factors and company performance) considered in the assessment of indicators of impairment included the following, among others:

•	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment,

•	With the assistance of fair value specialists, evaluated future metal prices (for silver, gold, and copper) by comparing management forecasts to third party forecasts, and

•	Performed an assessment of the Company’s market capitalization deficiency, which included assessing industry specific factors and company performance.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2025

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Avino Silver & Gold Mines Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avino Silver & Gold Mines Ltd. and subsidiaries (the “Company") as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024, of the Company and our report dated March 11, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2025

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash		$27,317	$2,688
Amounts receivable		3,350	3,303
Amounts due from related parties	11(b)	18	167
Taxes recoverable	5	195	6,580
Prepaid expenses and other assets		2,278	1,971
Inventory	6	7,611	8,826
Total current assets		40,769	23,535
Exploration and evaluation assets	8	52,890	50,111
Plant, equipment and mining properties	10	53,801	53,069
Long-term investments	7	1,247	934
Other assets		4	691
Total assets		$148,711	$128,340
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$10,292	$11,867
Taxes payable		3,125	127
Derivative liability		475	-
Current portion of finance lease obligations		1,476	1,650
Current portion of equipment loans		166	164
Total current liabilities		15,534	13,808
Finance lease obligations		960	1,445
Equipment loans		27	195
Reclamation provision	12	2,062	2,195
Deferred income tax liabilities	21	4,729	4,696
Total liabilities		23,312	22,339
EQUITY
Share capital	13	163,325	151,688
Equity reserves		11,529	11,041
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(6,035)	(5,208)
Accumulated deficit		(43,323)	(51,423)
Total equity		125,399	106,001
Total liabilities and equity		$148,711	$128,340

Commitments & Contingencies – Note 16

Approved by the Board of Directors on March 11, 2025.

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Expressed in thousands of US dollars)

	Note	2024	2023

Revenue from mining operations	14	$66,178	$43,889
Cost of sales	14	42,977	36,070
Mine operating income		23,201	7,819

Operating expenses
General and administrative expenses	15	6,226	5,620
Share-based payments	13(c)(d)	2,035	2,269
		14,940	(70)

Other items
Interest and other income		364	414
Loss on long-term investments	7	(172)	(931)
Unrealized loss on derivative liability	18(c)	(475)	-
Fair value adjustment on warrant liability		-	478
Foreign exchange gain		979	110
Finance cost		(10)	(81)
Accretion of reclamation provision	12	(197)	(49)
Write-down of uncollectible account		(621)	-
Interest expense		(387)	(381)
Income (loss) before income taxes		14,421	(510)

Income taxes:
Current income tax (expense) recovery	21	(6,288)	527
Deferred income tax (expense) recovery	21	(33)	525
Income tax (expense) recovery		(6,321)	1,052
Net income		8,100	542

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(827)	15
Total comprehensive income		$7,273	$557

Earnings per share	13(e)
Basic		$0.06	$0.00
Diluted		$0.06	$0.00
Weighted average number of common shares outstanding	13(e)
Basic		134,599,532	121,261,696
Diluted		141,331,864	125,346,674

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2023		118,349,090	$145,515	$9,852	$(97)	$(5,223)	$(52,026)	$98,021

Common shares issued:
At the market issuances	13	9,373,825	5,648	-	-	-	-	5,648
Carrying value of RSUs exercised	13	1,005,333	1,019	(1,019)	-	-	-	-
Issuance costs	13	-	(494)	-	-	-	-	(494)
Share-based payments	13	-	-	2,269	-	-	-	2,269
Options cancelled or expired				(61)			61	-
Net income for the period		-	-	-	-	-	542	542
Currency translation differences		-	-	-	-	15	-	15
Balance, December 31, 2023		128,728,248	$151,688	$11,041	$(97)	$(5,208)	$(51,423)	$106,001

Balance, January 1, 2024		128,728,248	$151,688	$11,041	$(97)	$(5,208)	$(51,423)	$106,001

Common shares issued:
At the market issuances	13	9,338,685	9,732	-	-	-	-	9,732
Exercise of options	13	1,301,000	1,515	(529)	-	-	-	986
Carrying value of RSUs exercised	13	1,197,709	1,018	(1,018)	-	-	-	-
Issuance costs	13	-	(628)	-	-	-	-	(628)
Share-based payments	13	-	-	2,035	-	-	-	2,035
Net income for the period	13	-	-	-	-	-	8,100	8,100
Currency translation differences		-	-	-	-	(827)	-	(827)
Balance, December 31, 2024		140,565,642	$163,325	$11,529	$(97)	$(6,035)	$(43,323)	$125,399

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2024	2023

Operating Activities
Net income		$8,100	$542
Adjustments for non-cash items:
Deferred income tax expense (recovery)		33	(525)
Depreciation and depletion		3,386	2,919
Accretion of reclamation provision	12	197	49
Loss on investments	7	172	931
Unrealized loss on derivatives		475	-
Unrealized foreign exchange (gain) loss		(1,074)	54
Write down of uncollectible account		621	-
Unwinding of fair value adjustment		-	74
Fair value adjustment on warrant liability		-	(478)
Write down of equipment and materials and supplies inventory		1,144	414
Share-based payments		2,035	2,269
		15,089	6,249

Net change in non-cash working capital items	17	8,035	(4,761)
Cash provided by operating activities		23,124	1,488

Financing Activities
Shares and units issued for cash, net of issuance costs		9,104	5,154
Proceeds from option exercise		986	-
Lease liability payments		(1,909)	(1,444)
Equipment loan payments		(166)	(222)
Cash provided by financing activities		8,015	3,488

Investing Activities
Exploration and evaluation expenditures		(2,105)	(1,156)
Additions to plant, equipment and mining properties		(4,455)	(7,375)
Acquisition of La Preciosa		-	(5,000)
Cash used in investing activities		(6,560)	(13,531)

Change in cash		24,579	(8,555)

Effect of exchange rate changes on cash		50	(2)

Cash, beginning		2,688	11,245

Cash, ending		$27,317	$2,688

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”) which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a) Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i. Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii. Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, or as part of the related mine or mill. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels at or above design capacity and budgeted production levels with consistent recoveries and grades; and,
•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

iii. Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

b) Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i. Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

ii. Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino and San Gonzalo properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii. Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or loss and its equity reserves. Warrant liabilities are accounted for as derivative liabilities.

iv. Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

Impairment

There is significant judgment involved in assessing whether any indications of impairment exist for plant, equipment and mineral properties, with consideration given to both external and internal sources of information.

Information the Company considers include changes in the technological market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mineral properties. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.

Changes in metal price forecasts, changes in discount rates, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

Based on the Company’s assessment with respect to possible indicators of impairment of its mineral properties, including the prevailing market metals prices and existence of a market capitalization deficiency, the Company concluded that as of December 31, 2024, no impairment indicator was identified.

There were no indicators of impairment identified as of December 31, 2024, on any of the Company’s CGUs.

v. Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through income or loss. A change in the mineral resource estimate may impact depletion expense on a prospective basis.

vi. Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

3. MATERIAL ACCOUNTING POLICIES

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. The proceeds from the sales of such assets are recognized as revenue.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

(ii) Development expenditures

Mine development costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. Such estimation is a subjective process and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices, discount rate and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

As at December 31, 2024 and 2023, the Company estimated a remaining mine life for the Avino Mine of 18 years and 19 years, respectively.

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Transaction costs related to the acquisition is capitalized as part of cost of assets acquired.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	5 years straight line balance
Computer equipment	3 years straight line balance
Mine machinery and transportation equipment	5 years straight line balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s non-financial or long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

The Company assesses whether a contract is, or contains, a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date
•	The amount expected to be payable by the lessee under residual value guarantees
•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options
•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Plant, Equipment and Mining Properties’ policy.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less the estimated costs of completion and the estimated costs necessary to make the sale. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified a provisional pricing component in concentrate sales, representing variable consideration in the form of adjustments between original and final assay results relating to the quantity and quality of concentrate shipments. Pricing adjustments between provisional and final invoicing based on market prices for base and precious metals are included in revenues until final settlement.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include amounts receivable not related to sales of concentrate (including due from related parties) and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes cash, long-term investments, and amounts receivable from concentrate sales.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Financial liabilities at amortized cost include accounts payable and amounts due to related parties.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations.

The Company has hedging arrangements. Financial liabilities related to hedging arrangements are classified FVTPL upon initial recognition. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. As these arrangements mature, the fair value of the recorded derivative liability on the date of maturity is included in the consolidated statement of operations, along with the related decrease or increase to the derivative liability.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Share capital

a) Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b) Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

4. RECENT ACCOUNTING PRONOUNCEMENTS

New and amended IFRS Accounting Standards that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current with Covenants

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments were applied effective January 1, 2024. The amendments did not to have an impact on the Company’s consolidated financial statements.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments require a seller/lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller/lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Change in Accounting Estimates and Errors to sale or leaseback transactions entered into after the date of initial application.

The amendments were applied effective January 1, 2024. The amendment did not to have an impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2024:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendments to IAS 21 – Lack of Exchangeability

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of currency not being exchangeable.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial instruments

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for: contractual terms consistent with a basic lending arrangement; assets with non-recourse features and contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

The amendments to IFRS 9 and IFRS 7 regarding the Classification and Measurement of Financial Instruments with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2026.

Amendments to IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18. IFRS 18 replaces IAS 1 while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. IFRS 18 requires retrospective application with specific transition provisions.

IFRS 18 regarding the Presentation and Disclosure of Financial Statements with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2027.

These standards are currently being assessed for impact on our consolidated financial statements for future reporting periods.

5. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	December 31, 2024	December 31, 2023
VAT recoverable	$179	$3,231
GST recoverable	16	20
Income taxes recoverable	-	3,329
	$195	$6,580

6. INVENTORY

	December 31, 2024	December 31, 2023
Process material stockpiles	$2,520	$4,050
Concentrate inventory	1,861	2,448
Materials and supplies	3,230	2,328
	$7,611	$8,826

The amount of inventory recognized as an expense for the year ended December 31, 2024 totalled $42,977 (2023 - $36,070). See Note 14 for further details. During the year ended December 31, 2024, the Company wrote down $156 of materials and supplies inventory due to obsolescence (2023 – $270).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

7. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2023	Additions	exchange	for the period	2024
Talisker Resources Common Shares	$782	$-	$(50)	$(47)	$685
Silver Wolf Exploration Ltd. Common Shares	71	426	(26)	(112)	359
Silver Wolf Exploration Ltd. Warrants	-	30	(1)	(9)	20
Endurance Gold Corp. Common Shares	81	81	(9)	(7)	146
Endurance Gold Corp. Warrants	-	37	(3)	3	37
	$934	$574	$(89)	$(172)	$1,247

Silver Wolf

During the year ended December 31, 2024, the Company received 2,292,000 common shares as part of debt settlement from Silver Wolf, a related party of the Company (see Note 8 and Note 11 for further details), for $335 (C$458). The Company further acquired, by way of participation in Silver Wolf’s Listed Issuer Financing Exemption private placement, 833,334 units at a purchase price of C$0.15 consisting of 833,334 common shares and 416,667 non-transferable common share purchase warrants at an exercise price of C$0.25 as for a total investment of $91 (C$125). The share purchase warrants were recorded at a fair value. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

Endurance Gold Corp.

During the year ended December 31, 2024, the Company received 900,000 common shares (December 31, 2023 – received 400,000 common shares) and 750,000 non-transferrable common share purchase warrants at an exercise price of C$0.17 as part of the terms of the Option Agreement with Endurance Gold Corp. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments. See Note 8 for full details of the Option Agreement.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total
Balance, December 31, 2022	$11,828	$37,975	$1	$49,804

La Preciosa non-core concessions transfer	2,946	(2,946)		-
Drilling and exploration	877	435	-	1,312
Assessments and taxes	88	(930)	-	(842)
Effect of movements in exchange rates	22	(122)	-	(100)
Option income	(63)	-	-	(63)

Balance, December 31, 2023	$15,698	$34,412	$1	$50,111
Drilling and exploration	130	1,449	-	1,579
Assessments and taxes	195	1,018	-	1,213
Disposition of Olympic claims	-	-	(1)	(1)
Effect of movements in exchange rates	(31)	19	-	(12)

Balance, December 31, 2024	$15,992	$36,898	$-	$52,890

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

(i) Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii) Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Option Agreement – Silver Wolf Exploration Ltd. (“Silver Wolf”)

On March 11, 2021, the Company entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”).

All exploration expenditure requirements on the properties have been met as of December 31, 2024. The future requirement which remains to exercise the option is a milestone payment of $C200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2025.

Silver Wolf is in compliance with the terms of the Option Agreement as of December 31, 2024.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

(c) British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property. During the year ended December 31, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250. The gain on sale of the Eagle Property was recorded to “Interest and other income” on the consolidated statements of operations and comprehensive income (loss).

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

During the year ended December 31, 2024, Endurance exercised the option to acquire 100% ownership of the Olympic Claims by satisfying all required terms of the option agreement. The gain on sale of the Olympic Claims was recorded to “Interest and other income” on the consolidated statements of operations and comprehensive income (loss).

9. NON-CONTROLLING INTEREST

At December 31, 2024, the Company had an effective 99.67% (December 31, 2023 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2023 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

- 22 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

10. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2023	14,687	763	774	14,930	23,294	14,693	69,141
Additions / Transfers	3,716	78	1,176	3,270	3,079	701	12,020
Writedowns	-	(6)	(22)	(629)	(141)	-	(798)
Effect of movements in exchange rates	(28)	9	1	2	-	(24)	(40)
Balance at December 31, 2023	18,375	844	1,929	17,573	26,232	15,370	80,323
Additions / Transfers	870	395	18	417	2,994	445	5,139
Writedowns	-	(36)	(183)	(1,679)	(983)	(822)	(3,703)
Effect of movements in exchange rates	(15)	(12)	(1)	20	(21)	(11)	(40)
Balance at December 31, 2024	19,230	1,191	1,763	16,331	28,222	14,982	81,719

ACCUMULATED DEPLETION AND DEPRECIATION / IMPAIRMENT
Balance at January 1, 2023	9,106	441	598	5,178	6,733	3,029	25,085
Additions / Transfers	367	111	204	676	1,170	294	2,822
Writedowns	-	(4)	(21)	(619)	(9)	-	(653)
Balance at December 31, 2023	9,473	548	781	5,235	7,894	3,323	27,254
Additions / Transfers	426	130	401	1,534	549	339	3,379
Writedowns	-	(35)	(182)	(1,472)	(594)	(432)	(2,715)
Balance at December 31, 2024	9,899	643	1,000	5,297	7,849	3,230	27,918

NET BOOK VALUE
At December 31, 2024	9,331	548	763	11,034	20,373	11,752	53,801
At December 31, 2023	8,902	296	1,148	12,339	18,338	12,047	53,069

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings and construction in process above are assets under construction of $3,443 as at December 31, 2024 (December 31, 2023 - $3,166) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of December 31, 2024, the Company performed an evaluation of the property plant and equipment and recorded a write-down of $988 (December 31, 2023 - $144) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at December 31, 2024, plant, equipment and mining properties included a net carrying amount of $5,162 (December 31, 2023 - $5,832) for mining equipment and right of use assets under lease.

11. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel are as follows:

	2024	2023
Salaries, benefits, and consulting fees	$1,203	$1,184
Share-based payments	1,666	1,782
	$2,869	$2,966

(b) Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	December 31, 2024	December 31, 2023
Oniva International Services Corp.	$95	$102
Silver Wolf Exploration Ltd.	(113)	(269)
	$18	$(167)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the year ended December 31, 2024, the Company paid $281 (December 31, 2023 - $285) to ICC.

- 24 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	2024	2023
Salaries and benefits	$974	$953
Office and miscellaneous	480	482
	$1,454	$1,435

12. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2024, is $2,062 (December 31, 2023 – $2,195), and the undiscounted value of the obligation is $4,825 (December 31, 2023 – $5,491).

The present value of the obligation was calculated using a risk-free interest rate of 9.70% (December 31, 2023 – 9.82%) and an inflation rate of 3.69% (December 31, 2023 – 3.76%). Reclamation activities are estimated to begin in 2027 for the San Gonzalo Mine and in 2042 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	December 31, 2024	December 31, 2023

Balance at beginning of the period	$2,195	$445
Changes in estimates	84	1,615
Unwinding of discount	197	49
Effect of movements in exchange rates	(414)	86
Balance at end of the period	$2,062	$2,195

- 25 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

13. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i) During the year ended December 31, 2024, the Company issued 9,338,685 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $9,732. The Company paid a 2.75% cash commission of $268 on gross proceeds, for net proceeds of $9,464. The Company also incurred $360 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2024, the Company issued 1,197,709 common shares upon exercise of RSUs. As a result, $1,018 was recorded to share capital.

During year ended December 31, 2024, the Company issued 1,301,000 common shares following the exercise of 1,301,000 options. As a result, $1,515 was recorded to share capital, representing cash proceeds of $986 and the fair value upon issuance of $529.

(ii) During the year ended December 31, 2023, the Company issued 9,373,825 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $5,648. The Company paid a 2.75% cash commission of $155 on gross proceeds, for net proceeds of $5,493. The Company also incurred $339 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2023, the Company issued 1,005,333 common shares upon exercise of RSUs. As a result, $1,019 was recorded to share capital.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2023	4,256,000	$1.36
Granted	2,545,000	$1.12
Expired	(105,000)	$1.30
Cancelled / Forfeited	(30,000)	$1.40
Stock options outstanding, December 31, 2023	6,666,000	$1.27
Granted	2,500,000	$0.78
Exercised	(1,301,000)	$1.04
Cancelled / Forfeited	(190,000)	$1.26
Stock options outstanding, December 31, 2024	7,675,000	$1.15
Stock options exercisable, December 31, 2024	7,050,000	$1.18

- 26 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2024:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 4, 2025	$1.64	1,570,000	0.59	1,570,000	0.59
March 25, 2027	$1.20	1,905,000	2.23	1,905,000	2.23
May 4, 2027	$0.92	25,000	2.34	25,000	2.34
March 29, 2028	$1.12	1,870,000	3.24	1,870,000	3.24
July 10, 2028	$1.12	150,000	3.53	150,000	3.53
March 25, 2029	$0.78	2,155,000	4.23	1,530,000	4.23

		7,675,000	2.73	7,050,000	2.73

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2024	December 31, 2023
Weighted average assumptions:
Risk-free interest rate	3.51%	3.10%
Expected dividend yield	0%	0%
Expected warrant life (years)	5	5
Expected stock price volatility	60.73%	61.10%
Expected forfeiture rate	15%	17%
Weighted average fair value	C$0.43	C$0.60

During the year ended December 31, 2024, the Company charged $907 (December 31, 2023 - $924) to operations as share-based payments for the fair value of stock options granted.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

- 27 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2023	2,190,666	$1.27
Granted	1,878,320	$1.11
Exercised	(1,005,334)	$1.37
Cancelled / Forfeited	(68,943)	$1.14
RSUs outstanding, December 31, 2023	2,994,709	$1.03
Granted	1,881,000	$1.02
Exercised	(1,197,709)	$1.15
Cancelled / Forfeited	(137,132)	$1.08
RSUs outstanding, December 31, 2024	3,540,868	$1.08

The following table summarizes information about the RSUs outstanding at December 31, 2024:

Issuance Date	Price (C$)	Number of RSUs Outstanding
March 25, 2022	$1.19	556,539
March 29, 2023	$1.12	1,124,288
July 10, 2023	$0.94	50,000
April 1, 2024	$1.02	1,810,041
		3,540,868

During the year ended December 31, 2024, 1,881,000 RSUs (December 31, 2023 – 1,878,320) were granted. The weighted average fair value at the measurement date was C$1.02, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the year ended December 31, 2024, the Company charged $1,128 (December 31, 2023 - $1,345) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

- 28 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

(e) Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	2024	2023
Net income for the period	$8,100	$542
Basic weighted average number of shares outstanding	134,599,532	121,261,696
Effect of dilutive share options, warrants, and RSUs	6,732,332	4,084,978
Diluted weighted average number of shares outstanding	141,331,864	125,346,674
Basic and diluted earnings per share	$0.06	$0.00

14. REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2024 and 2023, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	2024	2023
Concentrate sales	$67,133	$43,199
Provisional pricing adjustments	(955)	690
	$66,178	$43,889

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2024	2023
Production costs	$38,600	$32,872
Write down of equipment and supplies inventory	1,144	414
Depreciation and depletion	3,233	2,784
	$42,977	$36,070

- 29 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

15. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	2024	2023
Salaries and benefits	$1,918	$1,506
Office and miscellaneous	1,591	1,399
Professional fees	1,326	1,378
Management and consulting fees	490	436
Investor relations	270	245
Directors fees	170	187
Regulatory and compliance fees	176	164
Depreciation	153	135
Travel and promotion	132	170
	$6,226	$5,620

16. COMMITMENTS & CONTINGENCIES

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2024	December 31, 2023
Not later than one year	$180	$714
Later than one year and not later than five years	1,052	1,241
Later than five years	3,312	3,965
	$4,544	$5,920

Office lease payments recognized as an expense during the year ended December 31, 2024, totalled $39 (December 31, 2023 - $29).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

- 30 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

17. SUPPLEMENTARY CASH FLOW INFORMATION

	2024	2023
Net change in non-cash working capital items:
Inventory	$1,053	$(2,931)
Prepaid expenses and other assets	(373)	(225)
Taxes recoverable	6,385	(2,842)
Taxes payable	2,998	(768)
Accounts payable and accrued liabilities	(1,537)	2,832
Amounts receivable	(47)	(631)
Amounts due to related parties	(444)	(196)
	$8,035	$(4,761)

	2024	2023
Other supplementary information:
Interest paid	$238	$227
Taxes paid	12	37
	$250	$264

	2024	2023
Non-cash investing and financing activities:
Shares acquired under terms of option agreements	118	95
Transfer of share-based payments reserve upon exercise of RSUs	1,018	1,019
Transfer of share-based payments reserve upon exercise of options	1,515	-
Transfer of share-based payments reserve upon option cancellation or expiry	-	61
Equipment acquired under finance leases and equipment loans	889	3,193
	$3,540	$4,368

18. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2023 – three) counterparties (see Note 20). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

- 31 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2024, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2024, in the amount of $27,317 and current assets exceeded current liabilities by $25,235 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2024, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,292	$10,292	$-	$-
Derivative liability	475	475	-	-
Equipment loans	202	174	28	-
Finance lease obligations	2,612	1,620	992	-
Total	$13,581	$12,561	$1,020	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

- 32 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2024		December 31, 2023
	MXN	CDN	MXN	CDN
Cash	$13,989	$396	$13,338	$70
Due from related parties	2,287	-	4,558	-
Long-term investments	-	1,742	-	1,236
Reclamation bonds	-	6	-	6
Amounts receivable	3,599	24	18,644	26
Accounts payable and accrued liabilities	(65,989)	(46)	(95,662)	(150)
Due to related parties	-	(136)	-	(135)
Finance lease obligations	(2,031)	(549)	(1,129)	(217)
Net exposure	(48,145)	1,437	(60,251)	836
US dollar equivalent	$(2,349)	$998	$(3,567)	$577

Based on the net US dollar denominated asset and liability exposures as at December 31, 2024, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2024, by approximately $144 (December 31, 2023 - $304). The Company has entered into certain foreign currency contracts to mitigate this risk, and during the year ended December 31, 2024, recorded a derivative liability of $475 (2023 - $Nil).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2024, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $36 (December 31, 2023 - $134).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2024, a 10% change in market prices would have an impact on net earnings (loss) of approximately $119 (December 31, 2023 - $86).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 33 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,688	$-	$-
Amounts receivable	-	3,303	-
Long-term investments	934	-	-
Total financial assets	$3,622	$3,303	$-

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2024, the Company’s Level 3 financial instruments consisted of share purchase warrants in Silver Wolf Exploration Ltd. and Endurance Gold Corp.. See Note 7 for further details.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

19. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss), equipment loan obligations, and finance lease obligations, are listed as follows:

	2024	2023
Equity	$125,399	$106,001
Equipment loan obligations	193	359
Finance lease obligations	2,436	3,095
	$128,028	$109,455

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2024, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2024, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

20. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined there is a single reportable operating segment as of December 31, 2024.

The Company’s revenues for the year ended December 31, 2024 of $66,178 (December 31, 2023 - $43,889) are all attributable to Mexico, from shipments of concentrate.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2024	2023
Silver	$28,284	$16,642
Copper	27,437	20,361
Gold	16,962	13,137
Penalties, treatment costs and refining charges	(6,505)	(6,251)
Total revenue from mining operations	$66,178	$43,889

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

For the years ended December 31, 2024 and 2023, the Company had the following customers that accounted for total revenues as follows:

	2024	2023
Customer #1	$58,754	$35,053
Customer #2	6,218	8,675
Other customers	1,206	161
Total revenue from mining operations	$66,178	$43,889

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2024	December 31, 2023
Exploration and evaluation assets - Mexico	$52,890	$50,110
Exploration and evaluation assets - Canada	-	1
Total exploration and evaluation assets	$52,890	$50,111

	December 31, 2024	December 31, 2023
Plant, equipment, and mining properties - Mexico	$53,400	$52,891
Plant, equipment, and mining properties - Canada	401	178
Total plant, equipment, and mining properties	$53,801	$53,069

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

21. INCOME TAXES

(a) Income tax expense (recovery)

Income tax expense (recovery) included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2024	2023

Current income tax expense (recovery)	$6,288	$(527)
Deferred income tax expense (recovery)	33	(525)
Total income tax expense (recovery)	$6,321	$(1,052)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2024	2023

Net income (loss) before income taxes	$14,421	$(510)

Combined statutory tax rate	27.00%	27.00%

Income tax expense (recovery) at the Canadian statutory rate	3,894	(138)

Reconciling items:
Effect of difference in foreign tax rates	477	57
Non-deductible/non-taxable items	217	892
Change in unrecognized deductible temporary differences	(147)	(334)
Impact of foreign exchange	761	(1,574)
Special mining duties	1,063	157
Revisions to estimates	11	(19)
Impact of change of tax rates	197	-
Share issue costs	(162)	(136)
Other items	10	43

Income tax expense (recovery) recognized in the year	$6,321	$(1,052)

The Company recognized a non-cash expense of $171 for the year ended December 31, 2024 (2023 – expense of $30) related to the deferred tax impact of the special mining duty.

	December 31,	December 31,
	2024	2023

Deferred income tax assets	$2,993	$2,034
Deferred income tax liabilities	(7,722)	(6,730)

	$(4,729)	$(4,696)

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2024, and 2023 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023

Reclamation provision	$794	$979
Other deductible temporary differences	2,199	1,055
Exploration and evaluation assets	(3,626)	(3,054)
Plant, equipment and mining properties	(4,096)	(3,676)

Net deferred income tax liabilities	$(4,729)	$(4,696)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(b) Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2024	December 31, 2023

Tax losses carried forward - Canada	$18,435	$20,468
Tax losses carried forward - Mexico	29,845	50,889
Share issue costs	922	815
Plant, equipment and mining properties	563	511
Exploration and evaluation assets	1,070	1,174
Investments	2,237	2,267

Unrecognized deductible temporary differences	$53,072	$76,124

The Company has capital losses of $7,281 carried forward and $11,154 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2025 to 2043.

The Company has non-capital tax losses of $29,845 carried forward available to reduce future Mexican taxable income and have an expiry date range of 2025 to 2034.

22. SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Company issued 371,250 common shares through the exercise of 371,250 stock options at an average exercise price of C$1.38 for proceeds of C$513.

Subsequent to December 31, 2024, Silver Wolf Exploration Ltd. (“Silver Wolf”) provided notice of their intention to exercise the final payment associated with the Option Agreement (see Note 8 for details). At the date of the consolidated financial statements, title transfer is in process and no shares of Silver Wolf have been issued to the Company.

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